UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Resignation of Ms. Xinyang Wang

On February 16, 2024, Ms. Xinyang Wang (“Ms. Wang”) notified CN Energy Group. Inc. (the “Company”) of her resignation as the Chief Executive Officer of the Company, effective as of February 16, 2024. Ms. Wang has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Mr. Steven Berman as the Chief Executive Officer

To fill in the vacancy created by the resignation of Ms. Wang, on February 16, 2024, the Nominating and Corporate Governance Committee of the Board recommended, and the Board appointed, Mr. Steven Berman to serve as the Chief Executive Officer of the Company, effective February 16, 2024.

Mr. Steven Berman, age 47, has over 28 years of leadership expertise in customer service, finance, sales and innovative technology. Mr. Berman is the founder of Berman Electronic Enterprises LLC (“BE Enterprises”), a private global enterprise in the semiconductor industry, and has operated this firm for the past 15 years. Before his tenure in the semiconductor industry, Berman was an investment banker at some of North America's leading investment firms including Citigroup and Dreyfus, a division of Mellon Investments Corporation.

There are no family relationships between Mr. Berman and any director of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Berman and any other person pursuant to which he was appointed as the Chief Executive Officer.

Exhibit No.	Description
99.1	Press Release - CN Energy Group. Inc. Appoints Steven Berman as the Chief Executive Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN ENERGY GROUP. INC.

Date: February 16, 2024	By:	/s/ Steven Berman
Steven Berman
Chief Executive Officer

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